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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DOVA PHARMACEUTICALS, INC.

(Name of Subject Company)

DRAGONFLY ACQUISITION CORP.

(Offeror)
A Wholly Owned Subsidiary of

DRAGONFLY HOLDING CORP.

(Parent of Offeror)
And An Indirect Wholly Owned Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Torbjörn Hallberg
Swedish Orphan Biovitrum AB (publ)
General Counsel and Head of Legal Affairs
Tomtebodavägen 23A
SE-112 76
Stockholm, Sweden
+46 8 697 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Damien R. Zoubek
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

887,947,667.10	115,255.61

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $28.15, the average of the high and low sales prices per share of Dova Pharmaceuticals, Inc. ("Dova") common stock on October 8, 2019, as reported by NASDAQ Global Market, and (ii) 31,543,434, the number of shares of Dova common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes 28,801,863 shares of Dova common stock, 2,661,304 shares that may become outstanding as a result of outstanding options and 80,267 shares that may become outstanding as a result of vesting of RSU).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒    third-party tender offer subject to Rule 14d-1.

    ☐    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Dragonfly Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Dragonfly Holding Corp. ("HoldCo"), a Delaware corporation, and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company ("Sobi"), for all of the outstanding shares of common stock, par value $0.001 per share ("Shares"), of Dova Pharmaceuticals, Inc., a Delaware corporation ("Dova"), for (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one contractual contingent value right per Share which represents the right to receive a contingent payment of $1.50 in cash, without interest and subject to any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2019 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dova Pharmaceuticals, Inc., a Delaware corporation. Dova's principal executive offices are located at 240 Leigh Farm Road, Suite 245, Durham, North Carolina. Dova's telephone number at such address is (919) 748-5975.

        (b)   This Schedule TO relates to all outstanding Shares. Dova has advised Sobi and Purchaser that, as of October 7, 2019, 28,841,998 Shares were issued and outstanding, 4,761,584 Shares were issuable pursuant to outstanding stock options and 40,132 Shares were issuable pursuant to outstanding restricted stock units. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c) This Schedule TO is filed by Sobi, Holdco and Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Sobi and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a) - (b) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction", "Certain Information Concerning Sobi and Purchaser", "Background of the Offer; Past Contacts or Negotiations with Dova", "The Transaction Agreements" and "Purpose of the Offer; Plans for Dova" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction" and "Purpose of the Offer; Plans for Dova" is incorporated herein by reference.

        (c)   (1)-(7) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction", "The Transaction Agreements", "Background of the Offer; Past Contacts or Negotiations with Dova", "The Transaction Agreements", "Purpose of the Offer; Plans for Dova", "Certain Effects of the Offer" and "Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Source and Amount of Funds" is incorporated herein by reference.

        (b)   The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction", "Source and Amount of Funds" and "The Transaction Agreements" is incorporated herein by reference.

        (d)   The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" and "The Transaction Agreements" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Sobi and Purchaser", "Purpose of the Offer; Plans for Dova" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Procedures for Accepting the Offer and Tendering Shares" and "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Sobi and Purchaser", "Background of the Offer; Past Contacts or Negotiations with Dova", "Purpose of the Offer; Plans for Dova" and "The Transaction Agreements" is incorporated herein by reference.

        (a)(2)  The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Purpose of the Offer; Plans for Dova", "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)  The information set forth in the sections of the Offer to Purchase entitled "Conditions of the Offer", "The Transaction Agreements" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)  The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

        (a)(5)  The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 11, 2019.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Newspaper Advertisement, as published in Wall Street Journal on October 11, 2019.*
(a)(5)(A)	Initial Press Release issued by Sobi on September 30, 2019, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Sobi on September 30, 2019.
(a)(5)(B)	Presentation slides made available by Sobi, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Sobi on October 1, 2019.
(a)(5)(C)	Press Release issued by Sobi on October 11, 2019.*
(d)(1)
Agreement and Plan of Merger, dated as of September 30, 2019, by and among Dova Pharmaceuticals, Inc., Swedish Orphan Biovitrum AB (publ) and Dragonfly Acquisition Corp., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019.
(d)(2)	Form of Contingent Value Rights Agreement, incorporated by reference to Annex II to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019.
(d)(3)	Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser, Paul B. Manning and certain stockholders of Dova named therein.*
(d)(4)	Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser and Sean Stalfort.*
(d)(5)	Confidentiality Agreement, dated August 19, 2019, by and between Sobi and Dova.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWEDISH ORPHAN BIOVITRUM AB (PUBL)
By	/s/ GUIDO OELKERS
	Name:	Guido Oelkers
	Title:	Chief Executive Officer and President
	Date:	October 11, 2019
DRAGONFLY HOLDING CORP.
By	/s/ TORBJÖRN HALLBERG
	Name:	Torbjörn Hallberg
	Title:	General Counsel and Secretary
	Date:	October 11, 2019
DRAGONFLY ACQUISITION CORP.
By	/s/ HENRIK STENQVIST
	Name:	Henrik Stenqvist
	Title:	Chief Financial Officer, Vice President and Treasurer
	Date:	October 11, 2019

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES